                                                                      EXHIBIT 37

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                   INTEROIL ANNOUNCES REVISED CONVERSION PRICE
                       FOR PNG DRILLING VENTURES INDIRECT
                             PARTICIPATION INTEREST

         AUGUST 15, 2003 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with operations in Papua New Guinea announced today that after discussions with the TSX Venture Exchange it has revised the minium conversion price that PNG Drilling Ventures Ltd. may convert its 6.75% indirect participation interest in to InterOil common shares to US$15.10 (C$20.85). As previously announced, the transaction with PNG Drilling Ventures Ltd., will provide $12.2 million in funding for the Company's multi-well drilling program currently underway in Papua New Guinea.

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced an extensive exploration program in Papua New Guinea.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

NORTH AMERICA                                                                                AUSTRALASIA
-------------                                                                                -----------
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600